UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated October 8, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 8 October 2024 entitled ‘Vodafone & Google Deepen Strategic Partnership’.

08 OCTOBER 2024

Vodafone and Google Deepen Strategic Partnership with Ten Year, Billion+ Dollar Deal including Cloud, Cybersecurity and Devices Across Europe and Africa
Partnership aims to bring new generative AI (gen AI) powered devices through Google's Gemini models to millions of Vodafone's customers across Europe and Africa

●
Vodafone will expand access to Google's AI-powered Pixel devices with its fast 5G network in Europe, and continue promoting the Android ecosystem.
●
Vodafone TV aims to become even more personalised and engaging, with improved content search and recommendations using Google Cloud's gen AI across its set top boxes, with a view to rolling out advertising using Google Ad Manager in the future.
●
Companies intend to enable Vodafone to offer Google One AI Premium subscription plans, which include Gemini Advanced, in select territories by 2025.
●
Vodafone to expand its partnership with Google Cloud, building on its existing private data repository, and will use Google Cloud's Vertex AI enterprise-ready AI platform to quickly bring new services and innovation to Vodafone's customers.
●
Vodafone will develop a new cloud-native security service for its business customers leveraging Google Cloud's Security Operations platform.

Vodafone and Google today announced a ten year strategic expansion of their existing partnership to bring new services, devices, and TV experiences to millions of Vodafone's customers across Europe and Africa, supported by Google Cloud and Google's Gemini models.

The agreement will bring storage, security, and AI assistance to Vodafone's customers in 15 countries, as well as its partners in an additional 45 markets worldwide, while Google will use Vodafone's fixed and mobile connectivity services to improve workforce productivity.

Margherita Della Valle, Vodafone Group chief executive, said: "Together, Vodafone and Google will put new AI-powered content and devices into the hands of millions of more consumers. Using these services, our customers can discover new ways to learn, create and communicate, as well as consume TV, on a scale we haven't seen before."

"Our expanded partnership with Vodafone will help bring our most advanced AI products and services, including our Gemini models, to more people across Europe and Africa," said Sundar Pichai, CEO of Google and Alphabet.

"I'm excited to see how Vodafone's consumers, small businesses and governments, will use generative AI and Google Cloud to transform the way they work and access information."

Leading the Way in Enhanced Consumer Experiences

A key focus of the Vodafone and Google partnership is to help consumers take advantage of the latest hardware and digital technologies, including AI and cloud-based applications. Vodafone and Google will work together to improve and expand the range of products and services available in stores and online, supported with a refreshed customer experience rooted in the benefits of AI. Google and Vodafone are working towards enabling Vodafone to offer YouTube subscription-based products and Google One subscription plans, such as storage plans and AI Premium plans to consumers, in addition to offering a range of Pixel and other Android devices.

Vodafone and Google will work towards enhancing Vodafone TV (which is powered by Android TV), using Google Cloud's advanced gen AI capabilities to provide additional content discovery features, rewards, and offers, as well as content monetization with Google Ad Manager to deliver a better ads experience. The teams are also exploring a more deeply-integrated YouTube experience across Vodafone TV devices.

Digital Transformation & Security: Powered by Google Cloud's gen AI

Vodafone and Google Cloud already have a strong track record of collaboration. The companies have worked together to create a data repository (data lake) that houses Vodafone's data and its existing AI and data analytics services on Google Cloud to ensure maximum security and adherence to legal requirements. With the expanded partnership, Vodafone will use Vertex AI, Google Cloud's enterprise-ready AI platform, to build, deploy, and scale machine learning models and AI applications powered by Google's Gemini models. This will help increase the speed and ease with which Vodafone's operating companies in multiple countries can innovate and launch new products.

Through this partnership, Vodafone aims to offer its business customers enhanced cyber protection with its own soon-to-be-developed cloud-native cybersecurity solution, utilising Google Cloud's Security Operations platform. It will provide security incident and event management, as well as the latest software-based protection tools. Vodafone will also use Google Cloud's Security Operations platform when developing certain products and services to further ensure that they are secure by design to help keep customers safe online.

Both companies intend to jointly promote the use of universal industry standards in areas such as online safety, responsible AI development, network performance, and interoperability to drive economies of scale in industrial efficiency, boost innovation, and improve public services at scale. Through this partnership, Vodafone will put AI-powered cloud, content, and connectivity into the hands of more people.

- ends -

Notes

The key benefits of the Vodafone and Google partnership include:

Leading the Way in Enhanced Consumer Experiences

●
Empowering consumers with AI: Vodafone intends to make it easier for consumers to experience the power of AI through a wider range of AI-powered Google Pixel devices and other Android phones coupled with its fast 5G pan-European network. Vodafone will also help customers learn about AI features with improved online guides, dedicated in-store experiences, and freshly trained staff.
●
Offering a best-in-class TV platform: Vodafone and Google will work towards Vodafone TV customers enjoying AI-generated search and recommendations for personalised TV content, applications, and rewards. This expands on the news in 2023 that Vodafone's adoption of Android TV became the preferred platform for Vodafone TV, now live in seven countries. This collaboration also empowers Vodafone to optimise its infrastructure using Google Cloud's gen AI capabilities, and unlock new opportunities in advertising and market expansion. Google Ad Manager is intended to act as the main platform for the monetisation of Vodafone's addressable TV inventories, providing a better ads experience for users.
●
Extending the reach of cloud and AI to consumers: Google and Vodafone aim to offer Vodafone's consumers a range of services built using advanced cloud-based AI. This may include storage for photos, video and files using Google One, and Google One AI Premium with Gemini Advanced for those who want the extra power of Google's most capable AI models. The parties are also working to expand the availability of subscription-based YouTube services to Vodafone customers. All such services will be supported by Vodafone's extensive fixed and mobile networks in the relevant territory.

Digital Transformation & Security: Powered by Google Cloud's generative AI

●
Expanding business services powered by Google Cloud: Google and Vodafone will enhance their existing cloud partnership. Google is already the public cloud provider for all Vodafone's analytics, including anonymised and aggregated big data, business intelligence, marketing, and network analytics. Vodafone will use Vertex AI, Google Cloud's enterprise-ready AI platform, to build, deploy, and scale machine learning models and AI applications powered by Google's Gemini models, 1.5 Pro and Flash. Vodafone will bolster its commitment to distributing and building upon Google Cloud-based services, including cybersecurity, data analytics and AI.
●
Enhancing security and threat detection: Vodafone will build a new cloud-native cybersecurity offering for its business customers utilising Google Cloud's Security Operations platform so they can better protect themselves and respond in real time to cybersecurity threats. In addition, Vodafone will draw on the strengths of its own in-house team of 900 cybersecurity experts, along with Google Cloud's Security Operations platform, to further secure Vodafone's operations at scale from external threats.
●
Transforming the back office with gen AI: Google and Vodafone experts will build products and scale priority use-cases for digital, IT, and network teams to help automate fault detection, streamline back-office operations and more. Google will also create a gen AI training programme for Vodafone employees to help them enhance their own digital credentials and operational efficiencies by using scaled AI applications internally, and with partners.
For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone
Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 330 million customers in 15 countries (excludes Italy which is held as a discontinued operation under Vodafone Group), partner with mobile networks in 45 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 79 million customers across seven countries - managing more transactions than any other provider.
Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.
For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About Google
Google's mission is to organize the world's information and make it universally accessible and useful. Through products and platforms like Search, Maps, Gmail, Android, Google Play, Google Cloud, Chrome and YouTube, Google plays a meaningful role in the daily lives of billions of people and has become one of the most widely-known companies in the world. Google is a subsidiary of Alphabet Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: October 8, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary